Perrystead Dairy LLC
Profit and Loss
January - March, 2025

	Total
Income	
Channel sales	
PayPal sales	160.07
Total Channel sales	$ 160.07
Pasteurizer Sale Income	19,508.67
SALES	309.50
Sales - Discounts	-205.50
Sales - Distributor	21,246.50
Sales - Retail & Online	5,057.12
Sales - Shipping Income	1,051.12
SALES - Vending Machine	5,636.97
Sales - Wholesale	9,804.70
Total SALES	$ 42,900.41
Total Income	$ 62,569.15
Cost of Goods Sold	
COGS - Delivery Milk	3,941.19
COGS - Merch & Other	1,695.74
COGS - Packaging	6,294.00
COGS - Raw Goods	11,134.10
COGS - Shipping Costs	1,611.46
COS - Co-packing	7,336.42
Cost of Goods Sold	93.54
Total Cost of Goods Sold	$ 32,106.45
Gross Profit	$ 30,462.70
Expenses	
ADMINISTRATIVE	
Computer Software and Subscriptions	1,006.15
Dues & subscriptions	432.12
Insurance	3,453.27
Legal & Professional Services	11,137.50
Meals & Entertainment	644.50
Office Supplies & Expenses	25.00
Travel	108.99
Total ADMINISTRATIVE	$ 16,807.53
FINANCE	
Bank Charges & Fees	90.28
Credit Card Interest Payments	902.92
Interest Paid	798.59
MERCHANT FEES	1,108.60

Mable Vendor Fees		42.39
Paypal Fees		6.56
QuickBooks Payments Fees		47.98
Total MERCHANT FEES	$	**1,205.53**
Total FINANCE	$	**2,997.32**
Guaranteed Payments		15,000.00
OPERATIONS		
Car & Truck		45.59
Rent & Lease		9,808.88
Repairs & Maintenance		78.24
Utilities		2,375.53
Total OPERATIONS	$	**12,308.24**
PAYROLL EXPENSES		
Payroll Service Expense		213.84
Payroll Wages		47,546.01
Total PAYROLL EXPENSES	$	**47,759.85**
PAYROLL TAX EXPENSES		
Payroll Tax Paid - ER Medicare		1,458.63
Payroll Tax Paid - ER PA Unemployment		651.17
Payroll Tax Paid - ER Social Security		2,947.86
Total PAYROLL TAX EXPENSES	$	**5,057.66**
PLANT EXPENSES		
Job Supplies		2,384.18
Total PLANT EXPENSES	$	**2,384.18**
Reimbursable Expenses		306.54
Volvo Lease		1,611.00
Total Expenses	$	**104,232.32**
Net Operating Income	-$	**73,769.62**
Other Expenses		
Other Miscellaneous Expense		90.10
Total Other Expenses	$	**90.10**
Net Other Income	-$	**90.10**
Net Income	-$	**73,859.72**

Perrystead Dairy LLC
Balance Sheet
As of March 31, 2025

		Total
ASSETS		
Current Assets		
Bank Accounts		
CASH ON HAND		40.00
Cash Over/Short		0.00
Checking - Univest 7468		54,419.97
PayPal Bank		-838.35
Venmo - Business		0.00
Total CASH ON HAND	$	53,621.62
Total Bank Accounts	$	53,621.62
Accounts Receivable		
Accounts Receivable (A/R)		17,760.34
Total Accounts Receivable	$	17,760.34
Other Current Assets		
Allowance for Bad Debts		0.00
Due To/From		0.00
Faire/Mable Wholesale - Receivable		0.00
Inventory Asset		-170.25
Shopify CC Receivable		0.00
Undeposited Checks		0.00
Total Other Current Assets	-$	170.25
Total Current Assets	$	71,211.71
Fixed Assets		
Accumulated Depreciation		-13,746.15
Construction in Progress		0.00
Equipment		242,287.94
Leasehold Improvements		21,894.77
Total Fixed Assets	$	250,436.56
Other Assets		
PA Grant Receiveable		0.00
Vermont Grant Receivable		68,635.73
Total Other Assets	$	68,635.73
TOTAL ASSETS	$	390,284.00
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		6,395.67
Total Accounts Payable	$	6,395.67

Credit Cards			
CREDIT CARDS			
Credit Card - Capital On Tap			0.00
Credit Card - Capital One			18,571.17
Credit Card - Chase Ink			10,717.27
Credit Card - Citi 8972			-1,790.39
Total CREDIT CARDS	$		**27,498.05**
Total Credit Cards	$		**27,498.05**
Other Current Liabilities			
Accrued Expenses			0.00
Due to Member - Yoav			0.00
Gift Card Outstanding			0.00
PAYROLL LIABILITIES			0.00
Payroll - EE Federal Income Tax			0.00
Payroll - EE Medicare			0.00
Payroll - EE Social Security			0.00
Payroll - ER Federal Income Tax			0.00
Payroll - ER Federal Unemployment Tax			-140.27
Payroll - ER Medicare			726.54
Payroll - ER PA Unemployment			0.00
Payroll - ER Social Security			0.00
Payroll - PA Unemployment Ins			0.00
Payroll - PA Withholding Tax			0.00
Payroll - Phila City Tax			0.00
Payroll Transfer Account			183.40
Total PAYROLL LIABILITIES	$		**769.67**
Shopify Capital			0.00
Total Other Current Liabilities	$		**769.67**
Total Current Liabilities	$		**34,663.39**
Long-Term Liabilities			
Community First Fund Loan			27,750.20
Ed Pappas Equity Loan 2025			100,000.00
Total Long-Term Liabilities	$		**127,750.20**
Total Liabilities	$		**162,413.59**
Equity			
Capital Contributions - Leo			-17,014.56
Capital Contributions - Yoav			-66,654.16
ED PAPPAS SAFE EQUITY			550,000.00
Opening Balance Equity			0.00
Owner's Investment			0.00
Owner's Pay & Personal Expenses			-12,250.55
Retained Earnings			-152,350.60
Net Income			-73,859.72
Total Equity	$		**227,870.41**

TOTAL LIABILITIES AND EQUITY $ 390,284.00

Perrystead Dairy LLC
Statement of Cash Flows
January - March, 2025

	Total
OPERATING ACTIVITIES	
Net Income	-73,859.72
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	5,521.98
Inventory Asset	170.25
Accounts Payable (A/P)	-16,546.21
CREDIT CARDS:Credit Card - Capital One	-518.46
CREDIT CARDS:Credit Card - Chase Ink	7,777.65
CREDIT CARDS:Credit Card - Citi 8972	-1,790.39
PAYROLL LIABILITIES:Payroll - EE Federal Income Tax	577.98
PAYROLL LIABILITIES:Payroll - EE Medicare	103.14
PAYROLL LIABILITIES:Payroll - EE Social Security	441.05
PAYROLL LIABILITIES:Payroll - ER Federal Income Tax	0.00
PAYROLL LIABILITIES:Payroll - ER Federal Unemployment Tax	-140.27
PAYROLL LIABILITIES:Payroll - ER Medicare	872.36
PAYROLL LIABILITIES:Payroll - ER PA Unemployment	124.25
PAYROLL LIABILITIES:Payroll - ER Social Security	441.05
PAYROLL LIABILITIES:Payroll - PA Unemployment Ins	4.98
PAYROLL LIABILITIES:Payroll - PA Withholding Tax	218.40
PAYROLL LIABILITIES:Payroll - Phila City Tax	266.77
PAYROLL LIABILITIES:Payroll Transfer Account	5,684.82
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 3,209.35**
Net cash provided by operating activities	**-$ 70,650.37**
INVESTING ACTIVITIES	
Equipment	-274.73
Net cash provided by investing activities	**-$ 274.73**
FINANCING ACTIVITIES	
Ed Pappas Equity Loan 2025	100,000.00
Owner's Pay & Personal Expenses	-2,549.37
Net cash provided by financing activities	**$ 97,450.63**
Net cash increase for period	**$ 26,525.53**
Cash at beginning of period	27,096.09
Cash at end of period	**$ 53,621.62**